December 5, 2012

Mr. Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Compuware Corporation
Form 10-K for the fiscal year ended March 31, 2012
Filed on May 29, 2012
File No. 000-20900

Dear Mr. Gilmore:

On behalf of Compuware Corporation, a Michigan corporation (the “Company” or “Compuware”), I am responding to the Staff’s comment letter dated November 21, 2012 with respect to Compuware’s Form 10-K for the fiscal year ended March 31, 2012.  I have set forth below each question contained in the Staff’s comment letter, followed by our response thereto.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Fiscal 2012 compared to Fiscal 2011
Net cash provided by operating activities, page 53

1.
We note your statement that you believe your existing cash resources and cash flow from operations will be sufficient to meet operating cash needs for the "foreseeable future." Please tell us more specifically, and disclose in future fillings, whether you believe the company will have adequate cash resources to meet its short-term (i.e., within the next twelve months) and long-term liquidity requirements. Refer to Instruction 5 to paragraph 303(A) of Regulation S-K.

Response

We confirm our belief that the company will have adequate cash resources to meet our short-term (i.e., within the next twelve months) and long-term liquidity requirements, and we will modify future disclosures accordingly.

Item 8. Financial Statements and Supplementary Data
Note 1. Summary of Significant Accounting Policies
Revenue Recognition, page 65

2.
We note your disclosure that for arrangements that contain both software and non-software deliverables you allocate the arrangement consideration based on fair value using vendor specific objective evidence of fair value, third-party evidence or best estimated selling price. Please tell us how your disclosures are consistent with the guidance in ASC 985-605-25-10(f) which indicates that for purposes of initial allocation, arrangement consideration is allocated to the non-software deliverables, and to the software deliverables as a group, based on the relative selling price of the deliverables in accordance with ASC 605-25-15-3A. Please confirm you will revise your disclosures in future filings accordingly.

Response

We will revise our disclosures regarding arrangements that contain both software and non-software deliverables in future filings.  We expect the revised disclosure to read as follows (edits are shown below from the wording in our Form 10-K for the year ended March 31, 2012):

To be included in the “Revenue Recognition” section of Note 1:

“The Company derives its revenue from licensing software products; providing maintenance and support services for those products; and rendering web performance, professional and application services.  Our software solutions are comprised of license fees, maintenance fees, subscription fees and software related professional services fees.

We sometimes enter into arrangements that include both software related deliverables (licensed software products, maintenance services or software related professional services) and non-software deliverables (web performance services, professional services unrelated to our software products or application services). Our web performance services and application services do not qualify as software deliverables because our license grant does not allow the customer the right or capability to take possession of the software. For arrangements that contain both software and non-software deliverables (almost all of these arrangements combine software deliverables with web performance services), in accordance with ASC 605 “Revenue Recognition,” we allocate the arrangement consideration to the non-software deliverables as a group, and to the software deliverables as a group (the “Deliverable Groups”).  We determine the selling price to allocate the arrangement consideration to the Deliverable Groups based on ~~fair value using~~ the following hierarchy of evidence: vendor specific objective evidence of selling price ~~fair value~~ (“VSOE,” meaning price when sold separately) if available; third-party evidence of selling price if VSOE is not available; or best estimated selling price if neither VSOE nor third-party evidence is available. We currently are unable to establish VSOE or third-party evidence of selling price for our web performance services or software deliverables.  Therefore, ~~we create our~~ the best estimate of selling price ~~by evaluating renewal amounts included in a contract, if any, and prices of deliverables sold separately, taking into consideration geography, volume discounts, and transaction size.~~ for each Deliverable Group is determined primarily by considering various factors, including, but not limited to stated renewal rates in a contract, if any, the historical selling price of these deliverables in similar stand-alone transactions and pricing practices.  Total arrangement consideration is then allocated on the basis of the Deliverable Group’s relative selling price.

Once we have allocated the arrangement consideration between ~~software deliverables and non-software deliverables~~ the Deliverable Groups, we recognize revenue as described in the respective software license fees, maintenance fees, subscription fees, professional services fees and application services fees sections below.”

Note 2. Acquisitions
dynaTrace Software, Inc., page 72

3.
We note your disclosure of the amount of goodwill and identifiable intangible assets acquired from dynaTrace, Inc. Please tell us what consideration was given to disclosing the amounts recognized at the acquisition date for the other major classes of assets acquired and liabilities assumed. As part of your response, please provide us with this information. Refer to ASC 805-20-50-1(c).

Response

The allocation of the dynaTrace purchase price at the date of acquisition is as follows (in thousands):

	dynaTrace Balances as of July 1, 2011	Compuware Balances as of March 31, 2011	dynaTrace Balances as a % of Compuware Balances
Current assets	$15,520	$742,740	2.1%
Property and equipment, less accumulated depreciation and amortization	683	333,166	0.2%
Goodwill	210,908	607,765	34.7%
Capitalized software and other intangible assets, net	42,000	83,001	50.6%
Other non-current assets	326	271,705	0.1%
Total assets	269,437	2,038,377

Current deferred revenue	3,208	462,376	0.7%
Other current liabilities	4,188	136,459	3.1%
Non-current liabilities	6,215	486,930	1.3%
Total liabilities	13,611	1,085,765

Purchase Price	$255,826

When determining the necessary disclosures associated with the dynaTrace acquisition, we considered the materiality of each of the major classes of assets acquired and liabilities assumed individually and in relation to each major caption included in the consolidated financial statements.  The calculations above compare the dynaTrace balances at acquisition to Compuware’s most recent previous audited financial statements at the time of the acquisition.

Based on our review, we determined that only the intangible assets and goodwill acquired were material for disclosure.

Note 14. Income Taxes, page 88

4.
We note from the disclosures provided on page 89 that taxes relating to foreign operations have increased for fiscal 2012 compared to 2011 and 2010 and, as a result, represent a significant portion of the total income tax provision for the current year. Please tell us what factors contributed to the increase and provide us with a breakdown of the components of this line item for each period presented.

Response

The primary components of this line item for each period presented include:

•	The difference between foreign income taxed at foreign statutory rates and foreign income taxed at the U.S. statutory rate;

•	Permanent differences related to our foreign operations that do not exceed the 5% disclosure threshold defined in Rule 4-08(h)(2); and

•	Foreign income inclusions including current and deferred as well as actual and deemed distributions, net of U.S. foreign tax credit.

The primary factors contributing to the fiscal 2012 increase were as follows:

•
South Africa – during fiscal 2012, the Company ceased direct trading operations from its South Africa entity.  As a result, all deferred tax assets and liabilities were required to be written off.  This generated additional income tax expense of approximately $800,000.

•
Netherlands – during fiscal 2012, the Company sold the assets and liabilities of one Netherlands entity to another Netherlands entity.  This generated additional income tax expense of approximately $300,000.

•
Non-deductible equity compensation – during fiscal 2012, the Company began to report the tax effect of non-deductible equity compensation related to employees of our foreign operations amounting to approximately $900,000 within this line item.  In fiscal 2011 and fiscal 2010, these amounts were approximately $800,000 and $1,500,000, respectively, and were reported in “Other”.   The Company recognizes that this treatment is inconsistent between the fiscal years, but given the immaterial nature of this item, the Company did not reclassify fiscal 2011 and 2010 to conform to the current year presentation.

The Company will present the difference between foreign income taxed at foreign statutory tax rates and foreign income taxed at the U.S. statutory rate as a separate reconciling item in future filings.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in all Company filings.  We understand that neither the staff’s comments nor changes we make to our disclosure in response to staff comments foreclose the Commission from taking any action with respect to our filings and that the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (313) 227-7300 with any questions or if we can be of any assistance.

Very truly yours,

/s/ Laura L. Fournier

Laura L. Fournier
Chief Financial Officer
Compuware Corporation